(Check one):	[ X	]Form 10-K	[	]Form 20-F [	]Form 11-K	[	]Form 10-Q	[	]Form 10-D	[	]Form N-SAR
[ ]Form N-CSR For Period Ended: December 31, 2006
[	]Transition Report on Form 10-K
[	]Transition Report on Form 20-F
[	]Transition Report on Form 11-K
[	]Transition Report on Form 10-Q
[	]Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

GrafTech International Ltd.

Full Name of Registrant

Former Name if Applicable

12900 Snow Road

Address of Principal Executive Office (Street and Number)

Parma, OH 44130

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PART III — NARRATIVE (continued)

The Company is filing this form to obtain permissible relief extending the time in which to file its annual report on Form 10-K for the period ended December 31, 2006. The Registrant’s Form 10-K cannot be filed by the March 1, 2006 large accelerated filer deadline because additional time is required to obtain certain information and complete certain analyses and disclosures, primarily related to the sale of the Company’s cathodes business on December 5, 2006 and the reporting thereof as discontinued operations. The Registrant intends to file its Form 10-K for the year ended December 31, 2006 on or before March 16, 2007.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Mark R. Widmar	216	676-2000

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [ X ] No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes [ X ] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

GrafTech International Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2007	By	Mark R. Widmar

GrafTech International Ltd.

Explanation Referred to in Part IV, Item (3) of Form 12b-25

The Registrant’s results of operations for the year ended December 31, 2006 to be reported in the Form 10-K will reflect significant changes from the prior year. After giving preliminary effect to the reporting the Registrant’s former cathodes business as discontinued operations and subject to completion of certain analysis and disclosures related thereto, the Registrant expects to report:

•	net sales of $855.4 million in 2006 which represented an $82.4 million, or 10.7%, increase from net sales of $773.0 million in 2005;
•	cost of sales of $606.1 million in 2006 which represented a $52.3 million, or 9.4%, increase from cost of sales of $553.8 million in 2005;
•	gross profit of $249.3 million in 2006 which represented a $30.1 million, or 13.7%, increase from gross profit of $219.2 million in 2005; and
•	net income of $85.9 million in 2006 compared to a net loss of $125.2 million in 2005.

Notice Concerning Forward-Looking Statements

The statements above regarding the Registrant’s anticipated timing of filing its Form 10-K for the year ended December 31, 2006 and the Registrant’s expected results for such year are forward-looking statements which are subject to risks and uncertainties. Actual events and results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual events and results to differ include uncertainties regarding the completion of various accounting and auditing procedures and analyses and preparation and review of related disclosures as well as the risk factors contained in the Registrant’s SEC filings, including the Registrant’s Form 10-K filed with the SEC on March 16, 2006 and its Forms 10-Q filed on May 9, 2006, August 4, 2006 and November 7, 2006.